Mail Stop 3561

November 6, 2006

Kerrii B. Anderson
Executive Vice President and Chief Financial Officer
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio  43017-0256

>        **Re:    Wendy's International, Inc.**
>             **File No. 1-8116**
>             **Form 10-K: For the Year Ended January 1, 2006**

Dear Ms. Anderson:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments.  If you disagree, we will consider your explanation as to why a revision is unnecessary.  Please be as detailed as necessary in your explanation.  We also ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Year Ended January 1, 2006

Item 6:  Selected Financial Data, page 20

1. Please expand Note (1) to explain the nature of the "unusual" charges that have been recorded in the years presented.  Alternatively, refer to another section of your filing that provides an explanation.

Note 1:  Summary of Significant Accounting Policies, page 58

Property and Equipment, page 59

2.  Please identify for us the significant projects for which internally developed software costs were capitalized and quantify the amount of costs that were capitalized for each project.  In addition, confirm to us that none of the costs were capitalized during the preliminary project or post-implementation / operation stage, as required by paragraph 19 of SOP 98-1.

Franchise Operations, page 61

3.  Based upon the number of franchises that have been opened in the last three years, it appears that the revenue associated with initial franchise fees would be significant for each of these years.  Please separately disclose these fees in accordance with paragraph 22 of SFAS 45.

4.  We note that you included net gains and losses on the sales of properties to franchisees in franchise revenue.  Please tell us how you determined that these amounts should be included in revenues as defined by paragraph 78 of CON 6.  That is, these activities constitute a major or central operation.

Other (Income) Expense, Net, page 64

5.  Please provide a rollforward table that shows the beginning balance of your store closing cost reserve, additions to the reserve, and utilization of the reserve, for each financial year presented in accordance with paragraph 20(b)(2) of SFAS 146.

Note 7:  Acquisitions and Investments, page 76

6.  Please explain to us the circumstances surrounding your acquisition of a number of Wendy's and Baja Fresh restaurants during 2003, 2004, and 2005, and tell us whether the franchise agreement underlying these restaurants gave you an option to purchase the franchisee's business.  If there was an option, tell us how you considered the guidance in paragraph 11 of SFAS 45.

Note 11:  Advertising Costs and Funds, page 82

7.  Please describe for us the property and equipment held by the Hortons Canada advertising fund.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

Sincerely,


Michael Fay
Branch Chief